================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               _________________

                                   FORM 11-K

(Mark One)

   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                      OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                   For the transition period from        to


                         Commission file number 1-8940

                               _________________

            Philip Morris Incorporated Deferred Profit-Sharing Plan
                              for Craft Employees

                           (Full title of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


================================================================================

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                               TABLE OF CONTENTS


                                                                 Page(s)
                                                                 -------

Report of Independent Accountants..............................      3

Financial Statements:
  Statements of Financial Condition as of December 31,
    1997 and 1996..............................................    4-5
  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1997, 1996 and 1995...........    6-8
  Notes to Financial Statements................................   9-21

Signatures.....................................................     22

Schedules:
  Schedule I - Investments as of December 31, 1997.............  S-1-7

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
    23. Consent of Independent Accountants.

                      REPORT  of  INDEPENDENT  ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies
    Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees:

    We have audited the accompanying statements of financial condition of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997.
These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/  COOPERS & LYBRAND L.L.P.


New York, New York
April 10, 1998

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                           (in thousands of dollars)

                                  -----------

                                                     U.S.                   Inter-
                            Equity    Interest    Government     Philip    national              Growth   Participants'
                            Index      Income    Obligations     Morris     Equity    Balanced   Equity       Loan
                             Fund       Fund        Fund       Stock Fund    Fund       Fund      Fund       Account      Total
                            -------   --------   -----------   ---------   --------   -------    ------   ------------   --------
ASSETS:
    Allocated share of
      Trust net assets      $84,024    $90,931       $8,217     $118,841     $1,678    $5,214    $6,521      $6,689      $322,115
    Employer contributions
      receivable              2,529      3,876        1,724        4,065         47       117       135                    12,493
    Employee contributions
      receivable                 71         85           10          128          2         5         8                       309
                            -------    -------       ------     --------     ------    ------    ------      ------      --------

        Total assets         86,624     94,892        9,951      123,034      1,727     5,336     6,664       6,689       334,917
                            -------    -------       ------     --------     ------    ------    ------      ------      --------

        Plan equity         $86,624    $94,892       $9,951     $123,034     $1,727    $5,336    $6,664      $6,689      $334,917
                            =======    =======       ======     ========     ======    ======    ======      ======      ========







  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                  -----------

                                                    U.S.                  Inter-
                            Equity    Interest   Government    Philip    national              Growth   Participants'
                            Index      Income   Obligations    Morris     Equity    Balanced   Equity       Loan
                             Fund       Fund       Fund      Stock Fund    Fund       Fund      Fund       Account      Total
                            -------   --------  -----------  ----------  --------   --------   ------   -------------  --------
ASSETS:
    Allocated share of
      Trust net assets      $61,553    $93,270    $6,744     $ 98,210     $1,308     $2,361    $1,940      $6,317      $271,703
    Employer contributions
      receivable              2,544      4,070     1,307        4,503         48        109       100                    12,681
                            -------    -------    ------     --------     ------     ------    ------      ------      --------

        Total assets         64,097     97,340     8,051      102,713      1,356      2,470     2,040       6,317       284,384
                            -------    -------    ------     --------     ------     ------    ------      ------      --------

        Plan equity         $64,097    $97,340    $8,051     $102,713     $1,356     $2,470    $2,040      $6,317      $284,384
                            =======    =======    ======     ========     ======     ======    ======      ======      ========



  The accompanying notes are an integral part of these financial statements.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                               FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1997
                            (in thousands of dollars)

                                  -----------

                                                         U.S.                  Inter-
                                  Equity   Interest   Government    Philip    national            Growth  Participants'
                                  Index     Income   Obligations    Morris     Equity   Balanced  Equity      Loan
                                   Fund      Fund       Fund      Stock Fund    Fund      Fund     Fund      Account      Total
                                 -------   --------  -----------  ----------  --------  --------  ------  -------------  --------
 ADDITIONS:
       Employer contributions    $ 2,530    $ 3,875    $1,724      $  4,062    $   47    $  117   $  135                 $ 12,490
       Employee contributions        953      1,207       100         1,911        38        66      108                    4,383
       Allocated share of Trust
         investment activities:
           Interest income                    5,284       431           213                                  $  490         6,418
           Dividend income                                            4,575                 472    1,237                    6,284
           Net appreciation
             (depreciation) in
              fair value of
                investments       19,061                   88        17,396        52       150     (760)                  35,987
                                 -------    -------    ------      --------    ------    ------   ------     ------      --------

                                  19,061      5,284       519        22,184        52       622      477        490        48,689
                                 -------    -------    ------      --------    ------    ------   ------     ------      --------

           Total additions        22,544     10,366     2,343        28,157       137       805      720        490        65,562
                                 -------    -------    ------      --------    ------    ------   ------     ------      ---------

 DEDUCTIONS:
       Distributions and
         withdrawals              (1,426)    (9,354)     (311)       (3,401)      (89)     (175)    (104)      (280)      (15,140)
       General and
        administrative expenses      (28)       (62)      (11)          (31)       (6)       (2)      (3)                    (143)
                                 -------    --------   ------      --------    ------    ------   ------     ------      --------

           Total deductions       (1,454)    (9,416)     (322)       (3,432)      (95)     (177)    (107)      (280)      (15,283)
                                 -------    -------    ------      --------    ------    ------   ------     ------      --------

 Net transfers among funds         1,573     (3,645)     (272)       (4,266)      331     2,240    4,039                        -
 Net transfers between plans          44        156        29            15                            3          7           254
 Participants' loans                (662)      (551)      (91)       (1,024)      (20)      (27)     (49)     2,424             -
 Participants' loan repayments       482        642       213           871        18        25       18     (2,269)            -
                                 -------    -------    ------      --------    ------    ------   ------     ------      --------

           Net additions
            (deductions)          22,527     (2,448)    1,900        20,321       371     2,866    4,624        372        50,533

 PLAN EQUITY:
       Beginning of year          64,097     97,340     8,051       102,713     1,356     2,470    2,040      6,317       284,384
                                 -------    -------    ------      --------    ------    ------   ------     ------      --------
       End of year               $86,624    $94,892    $9,951      $123,034    $1,727    $5,336   $6,664     $6,689      $334,917
                                 =======    =======    ======      ========    ======    ======   ======     ======      ========


  The accompanying notes are an integral part of these financial statements.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                               FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                            (in thousands of dollars)

                                  -----------

                                                         U.S.                  Inter-
                                  Equity   Interest   Government    Philip    national            Growth  Participants'
                                  Index     Income   Obligations    Morris     Equity   Balanced  Equity      Loan
                                   Fund      Fund       Fund      Stock Fund    Fund      Fund     Fund      Account      Total
                                 -------   -------   -----------  ----------  -------   --------  ------  ------------   --------
 ADDITIONS:
       Employer contributions    $ 2,544   $ 4,070     $1,307     $  4,503    $   48    $  109    $  100                 $ 12,681
       Employee contributions        795     1,224         99        1,313        28        59        70                    3,588
       Allocated share of Trust
         investment activities:
           Interest income                   5,319        412          111                                   $  430         6,272
           Dividend income                                           4,097                 122       119                    4,338
           Net appreciation
             (depreciation) in
              fair value of
               investments        11,727                 (179)      17,026       109       108        67                   28,858
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

                                  11,727     5,319        233       21,234       109       230       186        430        39,468
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

           Total additions        15,066    10,613      1,639       27,050       185       398       356        430        55,737
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

 DEDUCTIONS:
       Distributions and
         withdrawals              (1,699)   (4,270)      (289)      (1,712)       (8)      (10)       (4)      (177)       (8,169)
       General and
        administrative
         expenses                    (28)      (53)       (12)         (33)       (4)       (1)       (2)                    (133)
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

           Total deductions       (1,727)   (4,323)      (301)      (1,745)      (12)      (11)       (6)      (177)       (8,302)
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

 Net transfers among funds        (2,611)   14,976       (730)     (13,724)      574       908       607                        -
 Net transfers between plans           3      (157)         8         (240)        3                  50        (20)         (353)
 Participants' loans                (645)     (839)      (165)        (789)       (6)      (36)      (29)     2,509             -
 Participants' loan repayments       423       680        196          688         8         9        10     (2,014)            -
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

           Net additions          10,509    20,950        647       11,240       752     1,268       988        728        47,082

 PLAN EQUITY:
       Beginning of year          53,588    76,390      7,404       91,473       604     1,202     1,052      5,589       237,302
                                 -------   -------     ------     --------    ------    ------    ------     ------      --------

       End of year               $64,097   $97,340     $8,051     $102,713    $1,356    $2,470    $2,040     $6,317      $284,384
                                 =======   =======     ======     ========    ======    ======    ======     ======      ========


   The accompanying notes are an integral part of these financial statements.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                               FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                            (in thousands of dollars)

                                  -----------

                                                         U.S.                  Inter-
                                  Equity   Interest   Government    Philip    national            Growth  Participants'
                                  Index     Income   Obligations    Morris     Equity   Balanced  Equity      Loan
                                   Fund      Fund       Fund      Stock Fund    Fund      Fund     Fund      Account      Total
                                  ------   --------  -----------  ----------  --------  --------  ------  ------------   --------
 ADDITIONS:
       Employer contributions     $ 2,447   $ 3,966    $1,329      $ 3,897      $ 38     $   61   $   82                 $ 11,820
       Employee contributions         641     1,222        60        1,050         3          7        7                    2,990
       Allocated share of Trust
         investment activities:
           Interest income                    4,806       304           68                                   $  294         5,472
           Dividend income                                           3,500                   45       53                    3,598
           Net appreciation
             (depreciation) in
              fair value of
               investments         14,035                 192       31,259        15         13      (50)                  45,464
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

                                   14,035     4,806       496       34,827        15         58        3        294        54,534
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

           Total additions         17,123     9,994     1,885       39,774        56        126       92        294        69,344
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

 DEDUCTIONS:
       Distributions and
         withdrawals               (2,310)   (8,211)     (168)      (2,773)                           (1)      (251)      (13,714)
       General and administrative
         expenses                     (22)      (48)      (10)         (30)                                                  (110)
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

           Total deductions        (2,332)   (8,259)     (178)      (2,803)       -          -        (1)      (251)      (13,824)
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

 Net transfers among funds         (1,188)     (156)      623       (1,872)      551      1,076      966                        -
 Net transfers between plans          194       836        24          659                                       16         1,729
 Participants' loans                 (555)     (716)     (152)      (1,074)       (3)        (3)      (7)     2,510             -
 Participants' loan repayments        318       556       183          486                    3        2     (1,548)            -
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

           Net additions           13,560     2,255     2,385       35,170       604      1,202    1,052      1,021        57,249

 PLAN EQUITY:
       Beginning of year           40,028    74,135     5,019       56,303        -          -        -       4,568       180,053
                                  -------   -------    ------      -------      ----     ------   ------     ------      --------

       End of year                $53,588   $76,390    $7,404      $91,473      $604     $1,202   $1,052     $5,589      $237,302
                                  =======   =======    ======      =======      ====     ======   ======     ======      ========



   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS


1. General Description of the Plan:

   The Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris"), represented by the International Association of Machinists and Aerospace Workers and other unions (collectively, the "Craft Unions"). Philip Morris is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner (see Note 3).

   Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee, the Administrator, and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

   Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan") and the assets of the Philip Morris Deferred Profit-Sharing Plan (the "DPS Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

   Prior to June 20, 1995, participants had the option of investing their Plan Accounts (see Note 4) in 10 percent increments in four funds. Effective July 10, 1995, participants have the option of investing their Plan Accounts in one percent increments in the following seven funds:

      EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years. Prior to July 15, 1995, the average maturity of the securities in this fund was two years.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index.

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

      GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

   None of the foregoing funds guarantees a return to the participant. Prior to June 20, 1995, participants could change their investment elections once each month. Effective July 10, 1995, participants normally can change their investment elections on any business day.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


   Participant contributions made to a Plan Account established on and after April 1, 1992 and any Contribution made on and after April 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, participant contributions made to a Plan Account for which no investment direction was given by the participant are invested in the Equity Index Fund.

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1997 and 1996, there were 1,341 and 1,304 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                   December 31,
                                                -----------------
                                                 1997        1996
                                                -----       -----
        Equity Index Fund                         722         648
        Interest Income Fund                      704         783
        U.S. Government Obligations Fund          176         174
        Philip Morris Stock Fund                1,064       1,037
        International Equity Fund                  58          48
        Balanced Fund                             106          57
        Growth Equity Fund                        113          72

   Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

        Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

        Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

        example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $1,008,934,751 and $1,027,591,523, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

        Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

        Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

        Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

        In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end
        (see Note 8).

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


3. Contributions:

   The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

   The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the DPS Plan and the PMI Plan or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the DPS Plan and the PMI Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provision for deferred profit-sharing and incentive compensation plans.

   Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, any minority interest, general corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the DPS Plan and the PMI Plan, contributions to any incentive compensation plan and effective in 1997, before such other charges as the Compensation Committee of the Board of Directors of the Company, in its sole discretion, shall determine to exclude from Operating Profit. As permitted by the Plan, for 1997, initial settlement charges relating to the resolution of certain litigation were excluded in calculating Operating Profit.

   No contribution is required from any participant under the Plan.
   Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year-to-year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, each participant's before-tax contribution was limited to $9,500, with a limitation of eight percent of compensation on the total amount of before-tax and after-tax contributions. For 1998, each participant's before-tax contribution will be limited to $10,000, with a limitation of ten percent of compensation on the total amount of before-tax and after-tax contributions.

   The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

       Account                             Source
       -------                             ------

       Company Account                     Contributions

       Personal Before-Tax Account         Before-tax contributions

       Personal After-Tax Account          After-tax contributions

       Rollover Account                    Amounts transferred, directly or
                                           indirectly, from another plan
                                           qualified under Section 401(a) of
                                           the Code

       PAYSOP Account                      The account balance transferred from
                                           the Philip Morris Union Employees'
                                           Stock Ownership Plan

       Loan Account                        Outstanding loans obtained from the
                                           Plan

   At the end of each month (effective July 10, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

   Withdrawals by participants will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

   Only 50 percent of a participant's Company Account as of December 31, 1988 is available for hardship withdrawals as defined by the Plan. Any withdrawal will reduce the amount available for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

   Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made within one month after such termination.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by Philip Morris from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   In 1997, $254,000 was transferred into the Plan, net of transfers out of the Plan, from the DPS Plan and the PMI Plan. In 1996, ($353,000) was transferred out of the Plan, net of transfers into the Plan, to the DPS Plan and the PMI Plan. These transfers were a result of employees being transferred between hourly and salaried status or between the Craft Unions and the Bakery, Confectionery and Tobacco Workers Union.

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, were:

                                              1997         1996
                                              ----         ----
      Trust                                    8%           8%

      Equity Index Fund                        6%           6%
      Interest Income Fund                     8%           9%
      U.S. Government Obligations Fund         6%           5%
      Philip Morris Stock Fund                 9%           9%
      International Equity Fund                4%           4%
      Balanced Fund                            5%           4%
      Growth Equity Fund                       8%           5%
      Participants' Loan Account               5%           5%

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995, was seven percent, eight percent and eight percent, respectively.

   Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                      1997           1996
                                                     -----          -----
       Equity Index Fund                             0.04%          0.05%
       Interest Income Fund                          0.06%          0.06%
       U.S. Government Obligations Fund              0.12%          0.16%
       Philip Morris Stock Fund                      0.03%          0.03%
       International Equity Fund                     0.39%          0.41%
       Balanced Fund                                 0.05%          0.05%
       Growth Equity Fund                            0.07%          0.13%

   Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                                  1997                  1996
                                                ----------           ----------
       Equity Index Fund
        GEBT Equity Index Fund                  $1,377,252           $1,035,144
       Interest Income Fund
        BT GNMA Pooled Fund                     $  323,525
       Philip Morris Stock Fund
        Common Stock                            $1,249,425           $1,017,594

   The GEBT Equity Index Fund currently includes Common Stock.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


    At December 31, 1997 and 1996, the financial position of the Trust was:

                                                  1997            1996
                                               ----------      ----------
Assets:
 Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
        (cost $751,660 and $663,661)           $1,377,252      $1,035,144
   Interest Income Fund:
     Investment contracts (at contract value)
        (cost approximates contract value)        988,404         998,637
     Short-term temporary investments
        (cost approximates fair value)             96,954          58,829
   U.S. Government Obligations Fund:
     Government securities
        (cost $119,577 and $100,977)              121,223         100,773
     Federal agency obligations
        (cost $16,774 and $12,392)                 16,904          12,212
     Short-term temporary investments
        (cost approximates fair value)              2,594           1,040
   Philip Morris Stock Fund:
     Common stock
        (cost $756,882 and $517,740)            1,249,425       1,017,594
     Short-term temporary investments
        (cost approximates fair value)             32,486          24,282
   International Equity Fund:
     International Equity Fund
        (cost $37,823 and $29,618)                 38,619          31,548
   Balanced Fund:
     Balanced Fund
        (cost $95,674 and $53,125)                101,002          55,832
   Growth Equity Fund:
     Growth Equity Fund
        (cost $92,678 and $41,359)                 83,517          42,018

 Other investments:
   Participants' Loan Account:
     Loans to participants                        131,375         126,525
                                               ----------      ----------

        Total investments                       4,239,755       3,504,434

 Receivables:
   Investments sold                                   946           8,388
   Interest income                                  9,205           9,211
   Dividend income                                 11,112          10,826
                                               ----------      ----------

        Total assets                            4,261,018       3,532,859

Liabilities:
 Investments purchased                              3,179           6,116
 Other payables                                         -           1,527
                                               ----------      ----------

        Net assets                             $4,257,839      $3,525,216
                                               ==========      ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


   The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:


                                                   1997              1996              1995
                                                ----------        ----------        ----------
Additions:
 Employer contributions                         $  155,951        $  144,224        $  127,873
 Employee contributions                             41,969            38,823            33,393

Investment activities:
 Interest                                           77,778            72,270            69,274
 Dividends                                          72,286            48,968            39,053
 Interest on participant loans                       9,655             8,642             7,005
                                                ----------        ----------        ----------
                                                   159,719           129,880           115,332
 Net appreciation
   in fair value of investments                    524,019           394,208           563,777
                                                ----------        ----------        ----------
     Net investment activities                     683,738           524,088           679,109

Deductions:
 Distributions and withdrawals                    (146,913)         (114,236)         (149,624)
 General and administrative
   expenses                                         (2,122)           (1,748)           (1,466)
                                                ----------        ----------        ----------

Increase in Trust net assets                       732,623           591,151           689,285
Net assets:
 Beginning of year                               3,525,216         2,934,065         2,244,780
                                                ----------        ----------        ----------
 End of year                                    $4,257,839        $3,525,216        $2,934,065
                                                ==========        ==========        ==========

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                               FOR CRAFT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                 (in thousands of dollars, except per unit data)
                                   (continued)


   The number of employee participation units and the net asset value per unit for the funds at December 31, 1997 and 1996, were:



                                                    U.S.         Philip      Inter-
                         Equity      Interest    Government      Morris     national               Growth  Participants'
                         Index        Income     Obligations     Stock       Equity    Balanced    Equity      Loan
                          Fund         Fund         Fund          Fund        Fund       Fund       Fund      Account       Total
                       ----------    ----------  -----------   ----------   --------   --------    ------- -------------  ----------
1997:
    Net Assets         $1,379,028    $1,091,193    $142,054    $1,292,070    $38,831    $99,422    $83,033    $132,208    $4,257,839
    Number of
       participation
        units             146,142       300,910      50,193       135,499     33,678     65,534     58,232
    Net asset value
       per unit        $   9.4362    $   3.6263    $ 2.8302    $   9.5356    $1.1530    $1.5171    $1.4259

1996:
    Net Assets         $1,035,144    $1,057,368    $116,520    $1,059,496    $31,548    $55,832    $42,018    $127,290    $3,525,216
    Number of
       participation
       units              146,462       309,144      44,421       138,398     28,324     44,725     34,944
    Net asset value
       per unit        $   7.0677    $   3.4203    $ 2.6231    $   7.6554    $1.1138    $1.2483    $1.2024


             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                               FOR CRAFT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                            (in thousands of dollars)
                                   (continued)

8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                  U.S.                          Inter-
                                    Equity     Government                      national                   Growth
                                    Index      Obligations   Philip Morris      Equity       Balanced     Equity
                                     Fund         Fund        Stock Fund         Fund          Fund        Fund        Total
                                  --------     -----------   -------------     --------      --------     -------    ----------
 1997
 ----
 Realized gains (losses):
     Proceeds                     $211,278     $114,509       $1,169,804       $25,783       $26,837      $24,555    $1,572,766
     Cost                          126,652      114,730          976,746        24,285        24,190       22,770     1,289,373
                                  --------     --------       ----------       -------       -------      -------    ----------

       Net realized gains
          (losses)                  84,626         (221)         193,058         1,498         2,647        1,785       283,393
                                  --------     --------       ----------       -------       -------      -------    ----------

 Unrealized appreciation
     (depreciation):
     Beginning of year             371,483         (384)         499,853         1,930         2,708          660       876,250
     End of year                   625,591        1,776          492,544           796         5,329       (9,160)    1,116,876
                                  --------     --------       ----------       -------       -------      -------    ----------

        Increase (Decrease)        254,108        2,160           (7,309)       (1,134)        2,621       (9,820)      240,626
                                  --------     --------       ----------       -------       -------      -------    ----------
 Net appreciation
     (depreciation) in fair
      value of investments        $338,734     $  1,939       $  185,749       $   364       $ 5,268      $(8,035)   $  524,019
                                  ========     ========       ==========       =======       =======      =======    ==========

 1996
 ----
 Realized gains:
     Proceeds                     $154,267     $ 90,198       $  912,475       $13,482       $17,103      $19,723    $1,207,248
     Cost                          107,599       90,187          732,182        13,036        16,517       19,686       979,207
                                  --------     --------       ----------       -------       -------      -------    ----------

       Net realized gains           46,668           11          180,293           446           586           37       228,041
                                  --------     --------       ----------       -------       -------      -------    ----------

 Unrealized appreciation
     (depreciation):
     Beginning of year             224,832        2,652          482,740           364           413         (919)      710,082
     End of year                   371,483         (384)         499,853         1,930         2,708          659       876,249
                                  --------     --------       ----------       -------       -------      -------    ----------

        Increase (Decrease)        146,651       (3,036)          17,113         1,566         2,295        1,578       166,167
                                  --------     --------       ----------       -------       -------      -------    ----------

 Net appreciation
     (depreciation) in fair
      value of investments        $193,319     $ (3,025)      $  197,406       $ 2,012       $ 2,881      $ 1,615    $  394,208
                                  ========     ========       ==========       =======       =======      =======    ==========

 1995
 ----
 Realized gains (losses):
     Proceeds                     $ 86,846     $170,836       $  237,900       $ 1,592       $ 1,848      $ 2,211    $  501,233
     Cost                           73,684      170,697          200,477         1,616         1,817        2,205       450,496
                                  --------     --------       ----------       -------       -------      -------    ----------

       Net realized gains
          (losses)                  13,162          139           37,423           (24)           31            6        50,737
                                  --------     --------       ----------       -------       -------      -------    ----------

 Unrealized appreciation
     (depreciation):
     Beginning of year               9,957         (753)         187,838             -             -            -       197,042
     End of year                   224,832        2,652          482,740           364           413         (919)      710,082
                                  --------     --------       ----------       -------       -------      -------    ----------

        Increase (Decrease)        214,875        3,405          294,902           364           413         (919)      513,040
                                  --------     --------       ----------       -------       -------      -------    ----------

 Net appreciation
     (depreciation) in fair
      value of investments        $228,037     $  3,544       $  332,325       $   340       $   444      $  (913)   $  563,777
                                  ========     ========       ==========       =======       =======      =======    ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)


 9. Transactions with Parties in Interest:

    The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

10. Tax Status:

    By letter dated April 18, 1995, the Internal Revenue Service has determined that the Plan, as originally adopted and as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

11. Plan Termination:

    The Board of Directors of the Company has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Contribution to the Plan or to terminate the Plan.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          PHILIP MORRIS INCORPORATED
                                         DEFERRED PROFIT-SHARING PLAN
                                             FOR CRAFT EMPLOYEES
                                                (Name of Plan)



                                         By     /s/ TIMOTHY A. SOMPOLSKI
                                           -------------------------------------
                                               Timothy A. Sompolski, Chairman,
                                           Corporate Employee Benefit Committee
                                              of Philip Morris Companies Inc.

Date:  May 21, 1998

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                        Column B           Column C              Column D
                            --------                                    ---------------      -------------       ---------------
                                                                         Face Amount             Cost
                                                                          or Number            Basis of
 Name of Issuer and Title of Issue                                      of Shares/Units       Investments          Fair Value
----------------------------------                                      ---------------      ------------        ---------------
 EQUITY INDEX FUND  --  32.48%

 GEBT Equity Index Fund  --  32.48%                                         607,050         $ 751,660,394        $ 1,377,251,721
                                                                                            -------------        ---------------
         Total Equity Index Fund                                                              751,660,394          1,377,251,721
                                                                                            -------------        ---------------
 INTEREST INCOME FUND  --  25.60%

 Investment Contracts  --  23.31%
 (The amounts included in Column D for the investment
 contracts represent contract value, see Note 2.)

 Participation Contracts with Institutions  --  5.71%

 Commonwealth Life Insurance Company
    No. 00343 FR       8.68%
    matures            2/28/1998                                         13,429,215            13,429,215             13,429,215
 New York Life Insurance Company
    No. 06121          8.50%
    matures            3/1/1998                                          22,251,355            22,251,355             22,251,355
 Principal Mutual Life Insurance Company
    No. 74811-2        8.87%
    matures            5/1/1998                                          45,527,674            45,527,674             45,527,674
 Allstate Life Insurance Company
    No. 5421           6.47%
    matures            4/7/1999                                          26,308,421            26,308,421             26,308,421
 New York Life Insurance Company
    No. 06989          7.33%
    matures            7/31/1999                                         23,723,252            23,723,252             23,723,252
 Principal Mutual Life Insurance Company
    No. 3-74811-4      5.82%
    matures            9/6/1999                                          37,538,601            37,538,601             37,538,601
 Jackson National Life Insurance Company
    No. G-1036         6.91%
    matures            2/29/2000                                         20,568,084            20,568,084             20,568,084
 Security Life of Denver
    No.  FA 0147       9.10%
    matures            8/1/2000                                           1,217,540             1,217,540              1,217,540
 Continental Assurance Company
    No. GP 24024       6.63%
    matures            8/31/2001                                         26,535,879            26,535,879             26,535,879
 Sun America Life Insurance Company
    No. 4697           6.67%
    matures            12/31/2001                                        24,858,748            24,858,748             24,858,748
                                                                                            -------------        ---------------
         Total Participation Contracts                                                        241,958,769            241,958,769
                                                                                            -------------        ---------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B              Column C               Column D
                            --------                                ---------------         ------------           -----------
                                                                       Face Amount              Cost
                                                                        or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
----------------------------------                                  ---------------         ------------           -----------
 Financial Institution Pools -- 17.60%

 National Westminster Bank
   No. SAM 0104A   5.90%

     GEBT Short-Term Investment Fund                                                        $  483,692             $  483,692
     Federal Home Loan Mortgage Corporation
       matures        8/15/2005                 6.25%                                          893,810                893,810
     Federal Home Loan Mortgage Corporation
       matures        4/1/2008                  7.00%                                           79,353                 79,353
     Federal Home Loan Mortgage Corporation
       matures        8/15/2008                 6.50%                                          854,990                854,990
     Federal Home Loan Mortgage Corporation
       matures        9/1/2008                  6.50%                                           30,035                 30,035
     Federal Home Loan Mortgage Corporation
       matures        12/1/2008                 6.50%                                           32,512                 32,512
     Federal Home Loan Mortgage Corporation
       matures        2/1/2009                  6.50%                                        1,404,982              1,404,982
     Federal Home Loan Mortgage Corporation
       matures        6/1/2009                  6.50%                                           59,933                 59,933
     Federal Home Loan Mortgage Corporation
       matures        10/1/2010                 7.00%                                          171,087                171,087
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  6.50%                                           93,670                 93,670
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  7.00%                                          525,639                525,639
     Federal Home Loan Mortgage Corporation
       matures        3/1/2011                  7.00%                                          923,254                923,254
     Federal Home Loan Mortgage Corporation
       matures        12/15/2015                6.50%                                        2,173,326              2,173,326
     Federal Home Loan Mortgage Corporation
       matures        1/15/2018                 6.00%                                        3,342,763              3,342,763
     Federal Home Loan Mortgage Corporation
       matures        6/15/2018                 7.00%                                          241,055                241,055
     Federal National Mortgage Association
       matures        6/25/2005                 6.25%                                        1,788,171              1,788,171
     Federal National Mortgage Association
       matures        8/25/2005                 6.00%                                          389,262                389,262
     Federal National Mortgage Association
       matures        7/1/2008                  7.00%                                          664,114                664,114
     Federal National Mortgage Association
       matures        8/1/2008                  7.00%                                          607,449                607,449
     Federal National Mortgage Association
       matures        1/1/2009                  6.50%                                          122,472                122,472
     Federal National Mortgage Association
       matures        2/1/2009                  6.50%                                          402,432                402,432
     Federal National Mortgage Association
       matures        3/1/2009                  6.50%                                          136,288                136,288
     Federal National Mortgage Association
       matures        5/1/2009                  6.50%                                          848,743                848,743

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                            Column A                                     Column B            Column C              Column D
                            --------                                ---------------       ------------           ------------
                                                                       Face Amount             Cost
                                                                        or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
----------------------------------                                  ---------------       ------------           ------------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

     Federal National Mortgage Association
       matures        8/25/2012                 5.60%                                     $    929,239           $    929,239
     Federal National Mortgage Association
       matures        8/25/2013                 6.70%                                        1,568,013              1,568,013
     Federal National Mortgage Association
       matures        9/25/2015                 6.00%                                        1,779,483              1,779,483
     Federal National Mortgage Association
       matures        6/25/2016                 5.70%                                        1,771,617              1,771,617
     Federal National Mortgage Association
       matures        7/25/2016                 5.65%                                        1,077,996              1,077,996
     Government National Mortgage Association
       matures        12/15/2023                6.50%                                          204,584                204,584
     Government National Mortgage Association
       matures        3/15/2024                 6.50%                                           62,894                 62,894
     Government National Mortgage Association
       matures        4/15/2024                 6.50%                                        1,033,547              1,033,547
     Government National Mortgage Association
       matures        5/15/2024                 6.50%                                        1,184,617              1,184,617
                                                                                          ------------           ------------

 Total National Westminster Bank Contract                                                   25,881,022             25,881,022
                                                                                          ------------           ------------
 Commonwealth Life Insurance Company No. ADA00043TR, 6.23%,
 Peoples Life Insurance Company No. BDA00058TR, 6.39%,
 Trans America Life Insurance Company No. 76587, 5.92%,
 Trans America Life Insurance Company No. 76595, 6.80%,
 Trans America Life Insurance Company No. 76691, 6.33%,
 National Westminster Bank No. 188M, 6.34% & J P Morgan No. APHILMO1, 6.35%

     GEBT Short-Term Investment Fund                                                            76,492                 76,492
     BT GNMA Pooled Fund                        7.27%                                      323,524,625            323,524,625
     United States Treasury Note
       matures         3/31/2002                6.63%                                       10,620,222             10,620,222
     United States Treasury Note
       matures         4/30/2002                6.63%                                       14,546,992             14,546,992
     United States Treasury Note
       matures         9/30/2002                5.88%                                       23,436,510             23,436,510
     United States Treasury Note
       matures         11/30/2002               5.75%                                        2,948,058              2,948,058
     United States Treasury Note
       matures         7/15/2006                7.00%                                       91,375,386             91,375,386
     United States Treasury Note
       matures         5/15/2007                6.63%                                       80,787,286             80,787,286
     United States Treasury Note
       matures         8/15/2007                6.13%                                       52,640,540             52,640,540

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B               Column C             Column D
                            --------                                ---------------          -----------           ----------
                                                                       Face Amount               Cost
                                                                        or Number              Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units          Investments           Fair Value
----------------------------------                                  ---------------          -----------           ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     Federal National Mortgage Association
       matures         11/23/2001               6.35%                                       $   433,627            $   433,627
     Federal National Mortgage Association
       matures         9/9/2003                 5.97%                                           267,573                267,573
     Federal National Mortgage Association
       matures         10/25/2004               8.40%                                         1,077,673              1,077,673
     Federal National Mortgage Association
       matures         11/10/2004               8.63%                                           977,952                977,952
     Federal Home Loan Mortgage Corporation
       matures         11/15/2003               5.50%                                         1,575,419              1,575,419
     Premier Auto TR
       matures         2/4/1999                 7.15%                                           370,048                370,048
     Bayerische Landesbank Girozentrale
       matures         7/19/1999                6.55%                                         2,857,315              2,857,315
     Standard Credit Card Master Trust
       matures         6/7/2000                 6.75%                                           989,048                989,048
     Standard Credit Card Master Trust
       matures         4/7/2001                 6.80%                                           495,812                495,812
     Asian Development Bank NTS
       matures         5/2/2001                 8.50%                                         1,846,154              1,846,154
     American Express Master Trust
       matures         7/15/2001                5.38%                                         5,868,730              5,868,730
     General Electric Cap Corp
       matures         11/1/2001                5.50%                                         2,894,250              2,894,250
     MBNA Master Credit Card Trust
       matures         1/15/2003                6.60%                                         2,016,982              2,016,982
     Ford Credit Auto Loan Master Trust
       matures         2/15/2003                5.50%                                         5,296,284              5,296,284
     First Bank Corporate Card Master Trust
       matures         2/15/2003                6.40%                                         3,741,683              3,741,683
     Outlet Broadcasting
       matures         7/15/2003                10.88%                                        1,553,527              1,553,527
     Avis
       matures         10/20/2003               6.40%                                         5,938,436              5,938,436
     Citibank Credit Card Master Trust
       matures         2/15/2004                6.55%                                         8,941,837              8,941,837
     MBNA Master Credit Card Trust
       matures         11/15/2004               6.60%                                        12,003,593             12,003,593

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                     Column B              Column C              Column D
                            --------                                 --------------          -----------           -------------
                                                                       Face Amount               Cost
                                                                        or Number               Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units           Investments            Fair Value
 ---------------------------------                                  ---------------          ------------          -------------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life  Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     First USA Credit Card Master Trust
       matures         3/17/2005                 6.42%                                       $    5,949,951        $    5,949,951
     Japan Fin Corp
       matures         4/27/2005                 7.38%                                            1,875,654             1,875,654
     International Bank for Recon & Dev
       matures         7/21/2005                 6.38%                                            2,109,865             2,109,865
     NationsBank Credit Card Master Trust
       matures         12/15/2005                6.00%                                            4,853,646             4,853,646
     Bayerische Landesbank Girozentrale
       matures         2/1/2006                  6.17%                                            2,192,441             2,192,441
     Bayerische Landesbank Girozentrale
       matures         2/9/2006                  6.20%                                           11,058,411            11,058,411
     KFW Int'l Fin Inc
       matures         6/1/2006                  8.20%                                            2,911,785             2,911,785
     General Electric Cap Corp
       matures         3/1/2007                  8.85%                                           10,243,755            10,243,755
     General Electric Cap Corp
       matures         7/24/2008                 8.50%                                            1,061,934             1,061,934
     First Plus Home Loan Trust
       matures         3/12/2012                 6.80%                                            5,927,858             5,927,858
     International Bank for Recon & Dev
       matures         3/1/2026                  8.88%                                            1,429,091             1,429,091
     Inter-American Development Bank
       matures         7/15/2027                 6.75%                                            9,517,532             9,517,532
     Merck
       matures         5/3/2037                  5.76%                                            2,329,736             2,329,736
                                                                                             --------------        --------------

 Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts                    720,563,713           720,563,713
                                                                                             --------------        --------------

         Total Financial Institution Pools                                                      746,444,735           746,444,735
                                                                                             --------------        --------------

         Total Investment Contracts                                                             988,403,504           988,403,504
                                                                                             --------------        --------------
 Short-Term Investments  --  2.29%

 GEBT Short-Term Investment Fund                                            96,953,625           96,953,625            96,953,625
                                                                                             --------------        --------------

         Total Interest Income Fund                                                           1,085,357,129         1,085,357,129
                                                                                             --------------        --------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B              Column C               Column D
                            --------                                --------------         ------------           ------------
                                                                      Face Amount              Cost
                                                                       or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
 ---------------------------------                                  ---------------        ------------           ------------
 U.S. GOVERNMENT OBLIGATIONS FUND  --  3.32%

 Government Securities  --  2.86%

 United States Treasury Notes
    7.125%             due 9/30/1999                                   11,000,000          $ 11,347,126           $ 11,261,250
 United States Treasury Notes
    7.125%             due 2/29/2000                                   28,300,000            29,250,642             29,118,153
 United States Treasury Notes
    5.875%             due 6/30/2000                                   15,200,000            15,075,578             15,268,856
 United States Treasury Notes
    5.625%             due 2/28/2001                                    5,300,000             5,237,766              5,285,902
 United States Treasury Notes
    6.375%             due 8/15/2002                                   23,300,000            23,333,352             23,900,674
 United States Treasury Notes
    6.50%              due 5/15/2005                                   14,375,000            14,459,684             14,985,938
 United States Treasury Notes
    6.50%              due 8/15/2005                                   12,000,000            12,250,609             12,521,280
 United States Treasury Notes
    6.875%             due 5/15/2006                                    8,300,000             8,621,814              8,881,000
                                                                                           ------------           ------------

         Total Government Securities                                                        119,576,571            121,223,053
                                                                                           ------------           ------------
 Federal Agency Obligations  -- .40%

 Federal National Mortgage Association
     6.41%             due 5/22/2000                                    4,000,000             3,989,375              4,055,000
 Federal National Mortgage Association
     5.50%             due 2/2/2001                                    13,020,000            12,784,924             12,849,047
                                                                                           ------------           ------------

         Total Federal Agency Obligations                                                    16,774,299             16,904,047
                                                                                           ------------           ------------
 Short-Term Investments  --  .06%

 GEBT Short-Term Investment Fund                                        2,594,285             2,594,285              2,594,285
                                                                                           ------------           ------------
         Total U.S. Government Obligations Fund                                             138,945,155            140,721,385
                                                                                           ------------           ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
                SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B             Column C              Column D
                            --------                                ---------------       ------------         ---------------
                                                                      Face Amount             Cost
                                                                       or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
 ---------------------------------                                  ---------------       ------------         ---------------
 PHILIP MORRIS STOCK FUND  --  30.24%

 Common Stock  --  29.47%

 Tobacco  --  29.47%

 Philip Morris Companies Inc.                                         27,611,611          $ 756,881,577        $ 1,249,425,398

 Short-Term Investments  --  .77%

 GEBT Short-Term Investment Fund                                      32,486,026             32,486,026             32,486,026
                                                                                        ---------------        ---------------

         Total Philip Morris Stock Fund                                                     789,367,603          1,281,911,424
                                                                                        ---------------        ---------------

 INTERNATIONAL EQUITY FUND  --  .91%

 Japanese Equity Index Fund  --  .21%                                    135,567             12,169,697              8,850,053
 Non Japanese Equity Index Fund --  .70%                                 176,330             25,653,032             29,768,806
                                                                                        ---------------        ---------------

         Total International Equity Fund                                                     37,822,729             38,618,859
                                                                                        ---------------        ---------------

 BALANCED FUND  --  2.38%

 Balanced Fund  --  2.38%                                              7,599,884             95,673,695            101,002,457
                                                                                        ---------------        ---------------

         Total Balanced Fund                                                                 95,673,695            101,002,457
                                                                                        ---------------        ---------------

 GROWTH EQUITY FUND  --  1.97%

 Growth Equity Fund  --  1.97%                                         7,262,375             92,677,510             83,517,314
                                                                                        ---------------        ---------------

         Total Growth Equity Fund                                                            92,677,510             83,517,314
                                                                                        ---------------        ---------------

 PARTICIPANTS' LOAN ACCOUNT -- 3.10%

 Loans to Participants -- 3.10%                                      131,375,081            131,375,081            131,375,081
                                                                                        ---------------        ---------------

         Total Participants' Loan Account                                                   131,375,081            131,375,081
                                                                                        ---------------        ---------------

         TOTAL INVESTMENTS                                                              $ 3,122,879,296        $ 4,239,755,370
                                                                                        ===============        ===============